UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 14, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “NOVA extends its optical CD portfolio with new metrology solution for advanced technology nodes”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

NOVA extends its optical CD portfolio with new
metrology solution for advanced technology nodes

Tight collaboration with leading customers yields a state of the art standalone product for the most challenging 3D wafer fabrication processes

REHOVOT, Israel, July 14, 2015 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today the launch of its new standalone Optical CD system, the HelioSense100TM, targeted at the most complex device manufacturing across the semiconductor segments. Multiple HelioSense100TM systems were ordered already in the last few months and are in use by leading customers worldwide. The company expects to recognize initial revenues for this system within the third quarter of 2015.

With its unique optical technology, combining high precision, superior accuracy and new channels of information, the HelioSense100TM is a state of the art metrology platform that addresses well the most challenging requirements arising from the industry technological transitions in the next years to come. The HelioSense100TM supports the industry transition to multi-patterning small pitch manufacturing and 3D vertical devices by offering a wide range of metrology measurements that drive tighter process control for the most critical parameters in Logic, Flash and DRAM.

The HelioSense100TM system is enhanced by Nova’s modeling solutions, as part of the latest NovaMARS modeling software, and Nova’s newly introduced high performance computation solution, allowing customers to adopt the new system in early R&D stages and effectively utilize it all the way to later stages of high-volume manufacturing and device maturity.

"As a leading metrology innovator for advanced process control, we are committed to maintaining our technological lead by introducing new breakthrough solutions that will assist our customers in their growing technology challenges and contribute to their long term success,” stated Eitan Oppenhaim, Nova’s President and CEO. "Across all industry segments our customers require advanced metrology systems that can control complex process parameters in the most advanced nodes. The HelioSense100TM is exactly this tool, featuring state-of-the-art technology that combines multiple innovations, pushing the metrology technical envelope even further. The multiple orders and installations we have so far are a vote of confidence in the newly introduced technology, and we are excited from its market adoption so far.”

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state of the art high performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s holistic approach and complete suite of products, which combines high-precision hardware and cutting-edge software, support the development and production of the most advanced devices in today’s high-end semiconductor market. Our technical innovation and market leadership enable customers to improve their process performance, products yields and time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: our dependency on a small number of large customers and small number of suppliers; the highly cyclical and extremely competitive nature of the markets we target and we are operating in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.